11017822

RECEIVED
2011 FEB 25 PM 4:41
SEC / TM

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 49911

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/09 AND ENDING 12/31/10
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Cypress Capital Corporation, BD 42618

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

188 The Embarcadero, Suite 420
(No. and Street)

San Francisco (City) CA (State) 94105 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Daniel Rael 415-281-3036
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Chu and Waters, LLP
(Name – *if individual, state last, first, middle name*)

120 Montgomery Street, Suite 1450, San Francisco, CA 94104
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

M.A.
3/17

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Daniel P. Rael, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Cypress Capital Corporation, as of February 23, 2011, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Senior Vice President

Title

ILENE SAGALL
Commission # 1744628
Notary Public - California
San Francisco County
My Comm. Expires Jun 9, 2011

Notary Public

This report ** contains (check all applicable boxes):

- ☐ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CYPRESS CAPITAL CORPORATION

FINANCIAL STATEMENTS
WITH
INDEPENDENT AUDITOR'S REPORT

FOR THE YEARS ENDED
DECEMBER 31, 2010 AND 2009

CHU and WATERS, LLP
CERTIFIED PUBLIC ACCOUNTANTS

CHU and WATERS, LLP
CERTIFIED PUBLIC ACCOUNTANTS

90 NEW MONTGOMERY STREET, SUITE 1450
SAN FRANCISCO, CA 94105

TELEPHONE: (415) 781-9900
FACSIMILE: (415) 781-9909
EMAIL: INFO@CHUWATERS.NET

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors and Stockholder of
Cypress Capital Corporation
San Francisco, California

We have audited the accompanying statements of financial condition of Cypress Capital Corporation (a wholly-owned subsidiary of Cypress Leasing Corporation) (The Company) as of December 31, 2010 and 2009, and the related statements of operations, changes in stockholder's equity and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of The Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Cypress Capital Corporation (a wholly-owned subsidiary of Cypress Leasing Corporation) as of December 31, 2010 and 2009, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the accompanying schedules of Computation of Net Capital Pursuant to Uniform Net Capital Rule 15c3-1 of the Securities and Exchange Commission and Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Chu and Waters, LLP
CHU and WATERS, LLP
Certified Public Accountants

San Francisco, California
February 7, 2011

CYPRESS CAPITAL CORPORATION
(A WHOLLY-OWNED SUBSIDIARY OF CYPRESS LEASING CORPORATION)

STATEMENTS OF FINANCIAL CONDITION

	December 31, 2010	December 31, 2009
ASSETS		
CURRENT ASSETS:		
Cash	$ 443,642	$ 380,068
Commission advances	309,686	598,672
TOTAL ASSETS	$ 753,328	$ 978,740
LIABILITIES AND STOCKHOLDER'S EQUITY		
CURRENT LIABILITIES:		
Accounts payable	$ 3,439	$ 4,404
Accrued expenses	89,734	241,775
Total current liabilities	93,173	246,179
STOCKHOLDER'S EQUITY:		
Common stock, no par value, 10,000 shares authorized, 1,000 shares issued and outstanding	15,000	15,000
Paid-in capital	1,509,590	1,509,590
Accumulated (deficit)	(864,435)	(792,029)
Total stockholder's equity	660,155	732,561
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 753,328	$ 978,740

The accompanying notes are an integral part of these financial statements.

CYPRESS CAPITAL CORPORATION
(A WHOLLY-OWNED SUBSIDIARY OF CYPRESS LEASING CORPORATION)

STATEMENTS OF OPERATIONS

	For The Years Ended December 31, 2010	2009
REVENUES:		
Commission income	$ 4,452,957	$ 5,006,365
Expense reimbursement revenue	2,835,598	2,464,090
Interest income	2,025	2,421
Total revenues	7,290,580	7,472,876
OPERATING EXPENSES:		
Commissions to other broker-dealers	4,452,936	5,009,600
Commissions to employees	2,746,664	2,325,202
Other operating expenses	163,386	297,008
Total operating expenses	7,362,986	7,631,810
NET (LOSS)	$ (72,406)	$ (158,934)

The accompanying notes are an integral part of these financial statements.

CYPRESS CAPITAL CORPORATION
(A WHOLLY-OWNED SUBSIDIARY OF CYPRESS LEASING CORPORATION)

STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY

	Common stock	Paid-in capital	Accumulated (deficit)	Total
Balance at December 31, 2008	$ 15,000	$ 1,209,590	$ (633,095)	$ 591,495
Activities for the year ended December 31, 2009:				
Additional capital contributions	-	300,000	-	300,000
Net (loss)	-	-	(158,934)	(158,934)
Balance at December 31, 2009	15,000	1,509,590	(792,029)	732,561
Activities for the year ended December 31, 2010:				
Net (loss)	-	-	(72,406)	(72,406)
Balance at December 31, 2010	$ 15,000	$ 1,509,590	$ (864,435)	$ 660,155

The accompanying notes are an integral part of these financial statements.

CYPRESS CAPITAL CORPORATION
(A WHOLLY-OWNED SUBSIDIARY OF CYPRESS LEASING CORPORATION)

STATEMENTS OF CASH FLOWS

	For The Years Ended December 31, 2010	2009
Cash flows from operating activities:		
Net (loss)	$ (72,406)	$ (158,934)
Adjustments to reconcile net (loss) to net cash provided (used) by operating activities:		
Decrease (increase) in commission advances	288,986	(346,901)
(Decrease) increase in accounts payable	(965)	93
(Decrease) increase in accrued expenses	(152,041)	107,839
Decrease in receivables from affiliates	-	184,710
Total adjustments	135,980	(54,259)
Net cash provided (used) by operating activities	63,574	(213,193)
Cash flows from financing activities:		
Proceeds from additional paid-in capital provided by The Parent	-	300,000
Net cash provided by financing activities	-	300,000
NET INCREASE IN CASH	63,574	86,807
CASH, beginning of year	380,068	293,261
CASH, end of year	$ 443,642	$ 380,068

The accompanying notes are an integral part of these financial statements.

NOTE A – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Business Activity

Cypress Capital Corporation (The Company) was incorporated under the laws of the State of California on November 27, 1996. It became a member of the Financial Industry Regulatory Authority, formerly known as National Association of Securities Dealers, Inc., and concurrently registered with the Securities and Exchange Commission on April 15, 1997. The Company is a fully-disclosed broker-dealer engaged exclusively in the business of the wholesale offering and selling of debt and equity investment interests in equipment leasing programs sponsored by its parent, Cypress Leasing Corporation (The Parent) and its affiliates. The Company is a wholly-owned subsidiary of Cypress Leasing Corporation.

As a wholly-owned subsidiary, The Company is subject to the control of The Parent and its subsidiaries. It is also subject to related party transactions such as loans, dividends, and expense allocations. The Company has entered into an operating expense funding agreement with The Parent, a wholly-owned subsidiary of The Parent, Cypress Equipment Management Corporation II, and affiliates of The Parent, Cypress Equipment Management Corporation III, Cypress Equipment Management Corporation IV and Cypress Management Corporation V, whereby The Parent, its wholly owned subsidiary and its affiliates, at their discretion, may directly pay certain commissions and other expenses on behalf of The Company. The payment of such expenses by The Parent, its wholly owned subsidiary and its affiliates results in the recognition of expense reimbursement revenue and the corresponding expense by The Company. In addition, The Parent and its affiliates bear overhead expenses of The Company by providing certain overhead items (such as office space, equipment use, utilities and administrative service) without charge to The Company.

Method of Accounting

The Company has prepared the accompanying financial statements using the accrual method of accounting.

Cash

For purposes of the statements of cash flows, The Company considers all demand deposit accounts and all interest bearing time deposit accounts due on demand as cash. The carrying amount of cash reported on the balance sheets approximates its fair value.

NOTE A – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Commission Advances

The Company pays commissions to third parties upon the sale of investment interests in equipment leasing programs. The Company records these payments as commission advances until such time as the investor is admitted as a member in the leasing program and The Company receives its commission income.

Income Taxes

The Company is a qualified S Corporation subsidiary of The Parent and does not file separate income tax returns. Effective January 1, 2009, The Parent is a qualified S Corporation subsidiary of Cypress Financial Holdings Corporation (CFHC). As a result of CFHC's election to be treated as an S Corporation and the election by CFHC to have its subsidiaries, including The Parent and The Company, become qualified S Corporation subsidiaries, CFHC and its qualified S Corporation subsidiaries are only subject to State Franchise tax at a rate of 1.5%. Federal and State individual income taxes are paid by the stockholders of CFHC based on the taxable income reported by CFHC and its qualified S Corporation subsidiaries. State Franchise tax is allocated to The Company based upon The Company's taxable income for the period as compared with the taxable income of CFHC and its qualified S Corporation subsidiaries.

Effective January 1, 2010, The Company implemented the new accounting requirements associated with uncertainty in income taxes using the provisions of FASB Accounting Standards Codification Topic 740, "Income Taxes". These provisions clarify the accounting for uncertainty in income taxes recognized in an entity's financial statements. Under the standard, the tax benefit from an uncertain tax position is to be recognized as a reduction of income tax expense when it is more likely than not, based on the technical merits of the position, that the position will be sustained on examination by the tax authorities including resolution of any related appeals or litigation processes. Additionally, the amount of the tax benefit to be recognized is the largest amount of tax benefit that has a greater than fifty percent likelihood of being realized upon ultimate settlement with the taxing authorities. The standard also provides guidance for derecognition, measurement, classification, interest and penalties, accounting in interim periods, disclosure and transition.

As of December 31, 2010, The Company had no uncertain tax position that requires either recognition or disclosure in the financial statements. The Company had no interest and penalties related to income taxes.

NOTE A – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Income Taxes (Continued)

With few exceptions, CFHC, Parent and The Company are no longer subject to Federal or State tax examinations by taxing authorities for years before 2007 and 2006, respectively.

Any income tax liability is reflected on the statement of financial condition as a payable to The Parent. Under the terms of the agreement with The Parent, no receivable is reported for income tax benefits. The Company does not have any significant taxable temporary difference that would require the recognition of deferred income taxes.

Employee Retirement Plan

The Company provides a retirement plan for its employees in accordance with Internal Revenue Code Section 408 (k) Simplified Employee Pension Individual Retirement Plan (SEP IRA). The retirement plan is sponsored by an affiliate, Cypress Financial Corporation. The plan covers all employees who have attained the age of twenty-one, worked three out of the last five years and received certain minimum levels of compensation. Contributions to the plan by The Company are at the discretion of the Board of Directors. For the years ended December 31, 2010 and 2009, the contributions are limited by The Company to 10% and 15%, respectively, of each employee's allowable compensation resulting in maximum contributions to each eligible employee of $24,500 and $36,750, respectively. For the years ended December 31, 2010 and 2009, contributions to the plan were $89,734 and $138,120, respectively.

Estimates

Management uses estimates and assumptions in preparing these financial statements in accordance with generally accepted accounting principles. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could vary from the estimates that were used.

Subsequent Events

Management has evaluated subsequent events through February 7, 2011, the date on which the financial statements were available to be issued.

NOTE B – NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. As of December 31, 2010, The Company's net capital as defined was $349,710, which was $343,498 in excess of its required amount of $6,212. The Company's ratio of aggregate indebtedness, as defined, to net capital was 0.266 to 1.

NOTE C – CONCENTRATIONS

Concentration of Revenues

During the years ended December 31, 2010 and 2009, The Company received substantially all of its commission income and expense reimbursement revenue from equipment leasing programs sponsored by The Parent and its affiliates, a wholly-owned subsidiary of The Parent, Cypress Equipment Management Corporation II, and affiliates of The Parent, Cypress Equipment Management Corporation III, Cypress Equipment Management Corporation IV and Cypress Equipment Management Corporation V.

Concentrations of Credit Risk

Financial instruments that potentially subject The Company to credit risk are cash. At December 31, 2010, cash accounts had bank balances of $525,289, of which $670 were in excess of the Federal Depository Insurance Corporation coverage. The difference between the carrying amount of the cash accounts and the bank balances was primarily due to outstanding checks.

NOTE D – RELATED PARTY TRANSACTIONS

The Company receives commission income and expense reimbursement revenue from various related entities. The related entities consist of equipment leasing programs sponsored by The Parent and its affiliates, a wholly-owned subsidiary of The Parent, Cypress Equipment Management Corporation II, and affiliates of The Parent, Cypress Equipment Management III, Cypress Equipment Management IV and Cypress Equipment Management Corporation V.

NOTE D – RELATED PARTY TRANSACTIONS (Continued)

The Company received the following income from related parties during the years ended December 31, 2010 and 2009:

	For The Years Ended December 31,	
	2010	2009
COMMISSION INCOME:		
Cypress Equipment Fund VII, LLC	$ -	$ 2,568
Cypress Equipment Fund VIII, LLC	802	802
Cypress Equipment Fund XI, LLC	269	538
Cypress Equipment Fund XII, LLC	269	269
Cypress Equipment Fund 15, LLC	-	170,659
Cypress Equipment Fund 16, LLC	557,430	2,180,137
Cypress Equipment Fund 17, LLC	2,180,674	-
Cypress Income Fund 8, LLC	-	1,394,032
Cypress Income Fund 9, LLC	233,063	1,257,360
Cypress Income Fund 10, LLC	1,480,450	-
	$ 4,452,957	$ 5,006,365
EXPENSE REIMBURSEMENT REVENUE:		
Cypress Equipment Management Corporation II	$ -	$ 115,136
Cypress Equipment Management Corporation III	76,567	-
Cypress Equipment Management Corporation IV	1,667,185	1,436,222
Cypress Equipment Management Corporation V	1,091,846	912,732
	$ 2,835,598	$ 2,464,090

SUPPLEMENTAL INFORMATION

CYPRESS CAPITAL CORPORATION
(A WHOLLY-OWNED SUBSIDIARY OF CYPRESS LEASING CORPORATION)

SCHEDULE OF COMPUTATION OF NET CAPITAL PURSUANT TO UNIFORM
NET CAPITAL RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2010

NET CAPITAL		
Total stockholder's equity	$	660,155
Total stockholder's equity qualified for net capital		660,155
Deductions and/or charges:		
Non-allowable assets:		
Commission advances		309,686
Other deduction and/or charges		759
Total deductions and/or charges		310,445
Net capital before haircuts on securities positions		349,710
Haircuts on securities positions		-
Net capital	$	349,710
AGGREGATE INDEBTEDNESS		
Item included in statement of financial condition:		
Accounts payable	$	3,439
Accrued expenses		89,734
Total aggregate indebtedness	$	93,173
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
Minimum net capital required (based on aggregate indebtedness)	$	6,212
Minimum net capital requirement of reporting broker or dealer	$	5,000
Net capital requirement (greater of above)	$	6,212
Excess net capital over requirement	$	343,498
Ratio: aggregate indebtedness to net capital		0.266

The accompanying notes are an integral
part of these financial statements.

RECONCILIATION WITH COMPANY'S COMPUTATION

There are no material differences between the preceding computation and The Company corresponding unaudited part II of Form X-17A-5 as of December 31, 2010; accordingly, a reconciliation with The Company's computation has not been included.

CYPRESS CAPITAL CORPORATION
(A WHOLLY-OWNED SUBSIDIARY OF CYPRESS LEASING CORPORATION)

SCHEDULE OF COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2010

The Company is exempt under provision of Rule 15c3-3 due to the fact that The Company does not carry securities accounts for customers or perform custodial functions relating to customer securities. The Company was in compliance with the conditions of the exemption.

The accompanying notes are an integral
part of these financial statements.

CHU and WATERS, LLP
CERTIFIED PUBLIC ACCOUNTANTS

90 NEW MONTGOMERY STREET, SUITE 1450
SAN FRANCISCO, CA 94105

TELEPHONE: (415) 781-9900
FACSIMILE: (415) 781-9909
EMAIL: INFO@CHUWATERS.NET

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5(g)(1)

To the Board of Directors
Cypress Capital Corporation

In planning and performing our audit of the financial statements and supplemental schedules of Cypress Capital Corporation (a wholly-owned subsidiary of Cypress Leasing Corporation) (The Company), as of and for the year ended December 31, 2010, in accordance with auditing standards generally accepted in the United States of America, we considered The Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of The Company's internal control. Accordingly, we do not express an opinion on the effectiveness of The Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by The Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because The Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by The Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of The Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which The Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of The Company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that The Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2010, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Chu and Waters, LLP

CHU and WATERS, LLP
Certified Public Accountants

San Francisco, California
February 7, 2011